UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

AG Mortgage Investment Trust, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

001228105

(CUSIP Number)

Vikram S. Uppal

205 West 28th Street, 12th Floor

New York, New York 10001

(212) 753-5100

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 16, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*             The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP NO. 001228105

1	NAME OF REPORTING PERSON Terra Property Trust, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 962,131
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 962,131

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 962,131
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%(1)
14	TYPE OF REPORTING PERSON CO

(1)	The percentage is based upon 20,234,983 shares of Common Stock, $0.01 par value per share (“Common Stock”), of AG Mortgage Investment Trust, Inc., a Maryland corporation (the “Issuer”), outstanding as of November 3, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, filed with the Securities and Exchange Commission on November 9, 2023.

1	NAME OF REPORTING PERSON Terra Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 962,131
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 962,131

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 962,131
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%(1)
14	TYPE OF REPORTING PERSON CO

(1)	The percentage is based upon 20,234,983 shares of Common Stock of the Issuer outstanding as of November 3, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, filed with the Securities and Exchange Commission on November 9, 2023.

1	NAME OF REPORTING PERSON Terra Fund Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 962,131
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 962,131

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 962,131
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%(1)
14	TYPE OF REPORTING PERSON IA

(1)	The percentage is based upon 20,234,983 shares of Common Stock of the Issuer outstanding as of November 3, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, filed with the Securities and Exchange Commission on November 9, 2023.

This Amendment No. 1 (“Amendment No. 1”) supplements and amends the Schedule 13D filed on July 25, 2023 (the “Original Filing”) by Terra Property Trust, Inc., Terra Capital Partners, LLC and Terra Fund Advisors, LLC (as so amended, the “Schedule 13D”). Each item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. The Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 1. Capitalized terms used and not defined in this Amendment No. 1 have the meanings set forth in the Original Filing.

Item 5.	Interest in Securities of the Issuer.

(a)	The aggregate percentage of shares of Common Stock reported owned by the Reporting Persons is based upon 20,234,983 shares of Common Stock outstanding as of November 3, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2023 filed with the Securities and Exchange Commission on November 9, 2023. As of the date hereof, each of the Reporting Persons beneficially owns 962,131 shares of Common Stock, constituting approximately 4.8% of the outstanding shares of Common Stock. The Reporting Persons disclaim beneficial ownership of such shares of Common Stock except to the extent of their pecuniary interest therein.

(b)	Regarding the number of shares of Common Stock that the Reporting Persons have the sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition or shared power to dispose or direct the disposition, see the cover pages to this Schedule 13D.

(c)	During the past sixty days, TPT effected trades of Common Stock in the open market as follows:

Trade Date	Price per share	Number of shares of Common Stock disposed
November 14, 2023	$5.3329	5,593
November 15, 2023	$5.3264	22,452
November 16, 2023	$5.2967	7,993
November 17, 2023	$5.2662	8,155
November 21, 2023	$5.1493	17,700
November 22, 2023	$5.1614	23,273

(d)	No persons other than the Reporting Persons are known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

(e)	On November 16, 2023, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 22, 2023

Terra Property Trust, Inc.

By:	/s/ Vikram Uppal
	Name:	Vikram Uppal
	Title:	Chief Executive Officer

Terra Capital Partners, LLC

By:	/s/ Vikram Uppal
	Name:	Vikram Uppal
	Title:	Authorized Signatory

Terra Fund Advisors, LLC

By:	/s/ Vikram Uppal
	Name:	Vikram Uppal
	Title:	Authorized Signatory